EXHIBIT 15


May 28, 1996


Southdown, Inc.
1200 Smith Street
Suite 2400
Houston, Texas  77002

We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim financial information of Southdown, Inc. and subsidiary companies for the periods ended March 31, 1996 and 1995, as indicated in our report dated April 24, 1996; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in your Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

Yours truly,


DELOITTE & TOUCHE LLP